UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LBG CAPITAL NO. 1 PLC

(Name of Subject Company (Issuer))

LBG CAPITAL NO. 1 PLC

LLOYDS BANKING GROUP PLC

(Name of Filing Person (Offeror))

LBG Capital No. 1 plc 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473106283 and XS0471767276)

LBG Capital No. 1 plc 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473103348 and XS0471770817)

(Title and CUSIP No. of Class of Securities)

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

John W. Banes
Davis Polk & Wardwell London LLP
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
Tel. No.: 011-44-207-418-1300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$ 968,699,161 (1)	$97,548.01 (2)

(1)	This transaction valuation assumes, solely for purposes of calculating the filing fee for this Schedule TO, that (i) all of the 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by Lloyds Banking Group plc (the “Series 1 ECNs”) will be purchased at the purchase price of $1,020.00 in cash per $1,000 principal amount of Series 1 ECNs being tendered, plus accrued and unpaid interest up to, but excluding the settlement date, and (ii) all of the 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by Lloyds Banking Group plc (the “Series 2 ECNs”) will be purchased at the purchase price of $1,020.00 in cash per $1,000 principal amount of Series 2 ECNs tendered, plus accrued and unpaid interest up to, but excluding, the settlement date. As of January 29, 2016, there were $656,811,000 aggregate principal amount of Series 1 ECNs outstanding and $276,658,000 aggregate principal amount of Series 2 ECNs outstanding.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory # 1 for Fiscal Year 2016, issued August 27, 2015.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$97,548.01	Filing Party:	Lloyds Banking Group plc
Form or Registration No.:	Schedule TO-I	Date Filed:	January 29, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO filed on January 29, 2016 (the “Original Schedule TO” and, together with this Amendment, the “Schedule TO”) filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the following transactions (the “Offer”) by LBG Capital No. 1 plc (the “Offeror”), an indirect wholly owned subsidiary of Lloyds Banking Group plc (“LBG”):

The Offeror’s offer to purchase for cash, on the terms and conditions described in the offer to purchase dated January 29, 2016 (the “Offer to Purchase”), any and all of the outstanding (1) 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes issued by the Offeror and fully and unconditionally guaranteed by LBG (the “Series 1 ECNs”) and (2) 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes issued by the Offeror and fully and unconditionally guaranteed by LBG (the “Series 2 ECNs” and, together with the Series 1 ECNs, the “ECNs”).

Capitalized terms used herein and not defined otherwise defined have the respective meanings assigned to such terms in the Original Schedule TO and the Offer to Purchase, as applicable. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Number	Description
(a)(5)(iii)	Press release, dated February 9, 2016.
(a)(5)(iv)	Press release, dated February 9, 2016.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

LBG CAPITAL NO. 1 plc

By:	/s/ Richard Shrimpton
	Name:	Richard Shrimpton
	Title:	Group Capital Markets Issuance
Director

LLOYDS BANKING GROUP PLC

By:	/s/ Vishal Savadia
	Name:	Vishal Savadia
	Title:	Head of Capital Issuance and
Structuring

EXHIBIT INDEX

Number	Description
(a)(1)*	Offer to Purchase, dated January 29, 2016.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release, dated January 29, 2016.
(a)(5)(ii)*	Press release, dated January 29, 2016.
(a)(5)(iii)	Press release, dated February 9, 2016.
(a)(5)(iv)	Press release, dated February 9, 2016.
(b)	Not applicable.
(d)(1)*	Trust Deed dated December 1, 2009 among LBG Capital No. 1 plc, LBG Capital No. 2 plc, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited related to, among others, the Series 1 ECNs and Series 2 ECNs under the £5,000,000,000 Enhanced Capital Note Programme.
(d)(2)*	Deed Poll dated December 1, 2009, entered into by LBG related to, among others, the Series 1 ECNs and Series 2 ECNs under the £5,000,000,000 Enhanced Capital Note Programme.
(d)(3)*	Final Terms dated December 14, 2009 in respect of the Series 1 ECNs.
(d)(4)*	Final Terms dated December 16, 2009 in respect of the Series 2 ECNs.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.